Exhibit (d)(19)

Exhibit A
(Effective as of March 1, 2024)

Name of Fund	Expense Reduction Amount (% of average net assets)	Original Effective Date	Amended Expense Reduction Term
Amplify Seymour Cannabis ETF	[1]	March 1, 2020	March 1, 2025

[1]	Such amount that limits the Expense Ratio to not more than 0.75% of the daily net assets of the Fund.